BRITISH
COLUMBIA
The Best Place on Earth

Number: C0521736

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that PORTRUSH PETROLEUM CORPORATION changed its name to WESTBRIDGE ENERGY CORPORATION on December 11, 2009 at 06:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On December 11, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada